PARTNERS

GEOFFREY CHAN*

SHU DU*

ANDREW L. FOSTER*

CHI T. STEVE KWOK*

EDWARD H.P. LAM◆*

HAIPING LI*

RORY MCALPINE*

JONATHAN B. STONE

PALOMA P. WANG

◆(ALSO ADMITTED IN ENGLAND & WALES)

*(ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com May 28, 2021

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VIA EDGAR

Mr. Dietrich King

Ms. Taylor Beech

Ms. Linda Cvrkel

Mr. Stephen Kim

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Zhangmen Education Inc. (CIK No. 0001838937)

Registration Statement on Form F-1 (File No. 333-256281)

Dear Mr. King, Ms. Beech, Ms. Cvrkel and Mr. Kim:

On behalf of our client, Zhangmen Education Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 26, 2021 on the Company’s registration statement on Form F-1 initially filed on May 19, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 1 to the Registration Statement and certain exhibit via EDGAR with the Commission.

Securities and Exchange Commission

May 28, 2021

The Company currently plans to file Amendment No. 2 to the Registration Statement containing the estimated offering size and price range on or about June 3, 2021 and commence the marketing activities shortly thereafter. The Company would appreciate the Staff’s continued assistance to help the Company meet this timeline.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 to the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Registration Statement.

Registration Statement on Form F-1 filed May 19, 2021

Prospectus Summary, page 1

1.

Please discuss in the prospectus summary any material effects on your business that you anticipate due to the Amended Implementation Regulations of Private Education Law. In doing so, please specifically address any effects on your ability to continue to grow your business. If you do not believe the law is likely to have any material effects on your business, please disclose this and explain the basis for your belief. Please make conforming revisions to the business and regulation sections of the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 19, 20, 128 and 149 of the Registration Statement.

Risk Factors

Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements . . ., page 18

2.

Please clarify either whether you have applied for the necessary permit or permits under the Amended Implementation Regulations of Private Education Law or when you intend to do so. In addition, please clarify whether you have any visibility into when the regulatory uncertainty due to the new laws and uncertainty is likely to end (e.g., due to the promulgation of regulatory guidance). Please make conforming revisions to the business and regulation sections of the prospectus, as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 19, 20, 128 and 149 of the Registration Statement.

*            *             *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Charlotte Lu, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141 1801 or via email at chalu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Yi Zhang, Chief Executive Officer, Zhangmen Education Inc.

Ricky Kwok Yin Ng, Chief Financial Officer, Zhangmen Education Inc.

Li He, Esq., Partner, Davis Polk & Wardwell LLP

Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP